EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES
BELLSOUTH CORPORATION

	For the year ended December 31,

(DOLLARS IN MILLIONS)	2001	2002	2003	2004	2005

Earnings
Income from continuing operations before provision for income taxes, minority interest, discontinued operations, and cumulative effect of accounting change	$4,120	$5,367	$5,424	$5,186	$4,302
Equity in (earnings) losses of unconsolidated affiliates	(681)	(542)	(452)	(68)	(165)
Fixed Charges	1,268	1,195	1,061	1,022	1,241
Distributed income of equity affiliates	369	8	4	1	–
Interest capitalized	(31)	(20)	(8)	(5)	(8)

Income, as adjusted	$5,045	$6,008	$6,029	$6,136	$5,370

Fixed Charges
Interest expense	$1,145	$1,066	$947	$916	$1,124
Interest capitalized	31	20	8	5	8
Portion of rental expense representative of interest factor	92	109	106	101	109

Fixed Charges	$1,268	$1,195	$1,061	$1,022	$1,241

Ratio of Earnings to Fixed Charges	3.98	5.03	5.68	6.00	4.33